Exhibit 99.1

Cango Inc. Reports Third Quarter 2019 Unaudited Financial Results and Issues Notice of Annual General Meeting

SHANGHAI, Nov. 14, 2019 /PRNewswire/ — Cango, Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced its unaudited financial results for the third quarter of 2019.

Third Quarter 2019 Financial and Operational Highlights

•	Total revenues in the third quarter of 2019 were RMB351.3 million (US$49.1 million), representing a year-over-year increase of 23.2% and outperforming the high end of the Company’s guidance by 8.1%.

•	After-market services facilitation revenues in the third quarter of 2019 were RMB40.7 million (US$5.7 million), continuing to serve as an important driver for the Company’s revenue growth.

•	Income from operations in the third quarter of 2019 increased by 17.8% to RMB89.7 million (US$12.6 million) from RMB76.2 million in the corresponding period of 2018.

•

Net income in the third quarter of 2019 increased by 14.9% to RMB122.1 million (US$17.1million) from RMB106.3 million in the corresponding period of 2018. Non-GAAP net income in the third quarter of 2019 increased by 21.5% to RMB146.0 million (US$20.4 million) from RMB120.2 million in the corresponding period of 2018.

•

The amount of financing transactions the Company facilitated in the third quarter of 2019 totaled RMB5,769.4 million (US$807.2 million). The total outstanding balance of financing transactions the Company facilitated was RMB36,500.5 million (US$5,106.6 million) as of September 30, 2019.

•

M1+ and M3+ overdue ratios for all financing transactions that remained outstanding and were facilitated by the Company were 0.85% and 0.33%, respectively, as of September 30, 2019, as compared to 0.72% and 0.30%, respectively, as of June 30, 2019.

•	The number of dealers covered by the Company continued to grow sequentially, reaching 49,396 as of September 30, 2019, compared to 48,367 as of June 30, 2019.

Mr. Jiayuan Lin, Chief Executive Officer of Cango, commented, “In the face of adverse market conditions and industry-wide challenges, we remained focused on executing our growth strategies in the third quarter. Accordingly, we further expanded our dealership coverage, optimized our service offerings, and leveraged our industry partnerships to deliver a robust financial performance. In particular, we continued to hone our core competencies in the auto financing market through our auto loan facilitation services. Our burgeoning dealership network and highly efficient direct coverage model also enabled us to enhance the operating capacities of our partnered dealers, further improving both our service quality and efficiency in turn.

Additionally, we focused on accelerating the development of our after-market services, which have become an integral component of our long-term growth strategy. Going forward, we expect the near-term headwinds and macroeconomic slowdown to persist throughout the first half of 2020. Nonetheless, we are confident in the strength of the foundation we have built through our leadership in the auto financing market as well as strategic partnerships with some of China’s largest financial institutions and original equipment manufacturers (OEMs).”

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, “In the face of difficult macroeconomic conditions and the contraction of China’s auto market, we maintained our strong growth momentum to deliver solid financial results in the third quarter of 2019. Our total revenues increased by 23.2% year over year to RMB351.3 million in the third quarter. Our after-market services facilitation business continued to serve as an important growth engine, contributing RMB40.7 million or 11.6% of our total revenues in the third quarter. More importantly, we also expanded our profitability as a result of the increased economies of scale as well as the successful implementation of our cost control initiatives. Our income from operations and net income increased, by 17.8% and 14.9% to RMB89.7 million and RMB122.1 million, respectively, in the third quarter of 2019. Going forward, we plan to continue investing in the expansion of our geographic footprint, refinement of our service offerings, and development of cutting-edge technology. We will forge ahead and strengthen our ties with additional financial institutions and OEMs, further propelling our growth trajectory in spite of the challenging macroeconomic situation.”

Third Quarter 2019 Financial Results

REVENUES

Total revenues in the third quarter of 2019 were RMB351.3 million (US$49.1 million), representing a 23.2% increase from RMB285.2 million in the corresponding period of 2018. Revenues from after-market services facilitation in the third quarter of 2019 were RMB40.7 million (US$5.7 million), compared to RMB39.0 million in the same period of last year.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the third quarter of 2019 were RMB261.6 million (US$36.6 million), compared to RMB209.0 million in the corresponding period of 2018.

•

Cost of revenue in the third quarter of 2019 increased by 10.5% to RMB125.4 million (US$17.5 million) from RMB113.5 million in the corresponding period of 2018. As a percentage of total revenues, cost of revenue decreased to 35.7% in the third quarter of 2019 from 39.8% in the corresponding period of 2018. As a result, the Company’s gross profit margin expanded to 64.3% in the third quarter of 2019 from 60.2% in the corresponding period of 2018, further demonstrating the increased economies of scale as well as the effectiveness of the Company’s cost control initiatives.

•

Sales and marketing expenses in the third quarter of 2019 decreased by 1.9% to RMB47.6 million (US$6.7 million) from RMB48.5 million in the corresponding period of 2018. As a percentage of total revenues, sales and marketing expenses decreased to 13.5% in the third quarter of 2019 from 17.0% in the corresponding period of 2018. The decrease was a result of the Company’s efforts to maintain stable sales and marketing expenses while growing its revenues concurrently.

•

General and administrative expenses were RMB52.3 million (US$7.3 million), or 14.9% of total revenues, in the third quarter of 2019, compared to RMB40.7 million, or 14.3% of total revenues, in the corresponding period of 2018. The increase was mainly due to higher share-based compensation expenses in the third quarter of 2019.

•

Research and development expenses in the third quarter of 2019 increased to RMB13.2 million (US$1.8 million) from RMB10.8 million in the corresponding period of 2018. The increase was a result of increased investments in the Company’s research and development projects as it grew its total revenues. As a percentage of total revenues, research and development expenses remained stable at 3.8% in the third quarter of 2019 compared to the corresponding period of 2018.

INCOME FROM OPERATIONS

Income from operations was RMB89.7 million (US$12.6 million) in the third quarter of 2019, representing a year-over-year increase of 17.8% from RMB76.2 million in the corresponding period of 2018.

NET INCOME

Net income was RMB122.1 million (US$17.1 million) in the third quarter of 2019, representing a year-over-year increase of 14.9% from RMB106.3 million in the corresponding period of 2018. Non-GAAP adjusted net income increased by 21.5% to RMB146.0 million (US$20.4 million) from RMB120.2 million in the corresponding period of 2018. Non-GAAP adjusted net income excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET INCOME PER ADS

Basic and diluted net income per American Depositary Share (ADS) in the third quarter of 2019 were both RMB0.78 (US$0.11). Non-GAAP adjusted basic and diluted net income per ADS in the third quarter of 2019 were both RMB0.94 (US$0.13). Each ADS represents two of the Company’s Class A ordinary shares.

BALANCE SHEET

As of September 30, 2019, the Company had cash and cash equivalents of RMB1,851.2 million (US$259.0 million), compared to RMB1,609.6 million as of June 30, 2019.

Business Outlook

For the fourth quarter of 2019, the Company expects total revenues to be between RMB380 million and RMB400 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Notice of Annual General Meeting

The Company will hold its annual general meeting of shareholders (the “AGM”) at 18F, Building 2, Youyou Century Plaza, 428 Yang Gao Nan Lu, Shanghai, China, on December 23, 2019 at 10:00 A.M. Beijing Time. No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s ADSs to discuss the Company’s affairs with management. The chairman of the AGM will conduct and lead the AGM and may accept questions from shareholders at his sole and absolute discretion.

The board of directors of the Company has fixed the close of business on November 25, 2019 (Eastern Standard Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and attend the AGM or any adjournment or postponement thereof.

Holders of record of the ordinary shares, par value US$0.0001 per share, of the Company (the “Ordinary Shares”), at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person.

The notice of the annual general meeting is available on the Company’s website at ir.cangoonline.com. The Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2018, with the U.S. Securities and Exchange Commission (the “SEC”) April 25, 2019, U.S. Eastern Time. The annual report can be accessed on the Company’s investor relations website at ir.cangoonline.com or the SEC’s website at www.sec.gov. The Company will also provide a hard copy of its annual report containing its audited consolidated financial statements, free of charge, to its shareholders and American Depositary Share holders upon request.

Conference Call Information

The Company’s management will hold a conference call on Thursday, November 14, 2019, at 8:00 P.M. Eastern Time or Friday, November 15, 2019, at 9:00 A.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272

United States Toll Free:	+1-888-346-8982

Mainland China Toll Free:	4001-201-203

Hong Kong, China Toll Free:	800-905-945

Conference ID:	Cango Inc.

The replay will be accessible through November 21, 2019, by dialing the following numbers:

International:	+1-412-317-0088

United States Toll Free:	+1-877-344-7529

Access Code:	10136898

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cangoonline.com/.

About Cango, Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and engages car buyers through a nationwide dealer network. The Company’s services primarily consist of automotive financing facilitation, automotive transaction facilitation, and after-market services facilitation. By utilizing its competitive advantages in technology, data insights, and cloud-based infrastructure, Cango is able to connect its platform participants while bringing them a premium user experience. Cango’s platform model puts it in a unique position to add value for its platform participants and business partners as the automotive and mobility markets in China continue to grow and evolve. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

The Company defines “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

The Company defines “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using Non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of Non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.Reconciliations of Cango’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1477 to US$1.00, the noon buying rate in effect on September 30, 2019, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Caesar Cao

Cango Inc.

Tel: +86 21 3183 5088 ext.5521

Email: ir@cangoonline.com

Jack Wang

ICR Inc.

Tel: +1 (646) 405-5056

Email: ir@cangoonline.com

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	As of December 31, 2018	As of September 30, 2019
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,912,901,189	1,851,224,670	258,995,855
Restricted Cash	298,900,155	610,535,955	85,417,121
Short-term investments	265,869,717	461,521,579	64,569,243
Accounts receivable, net	86,513,830	173,891,886	24,328,369
Financing receivable, net	5,420,617	7,747,866	1,083,966
Short-term loan principal, net	—	17,335,171	2,425,280
Short-term finance leasing receivable, net	1,123,703,618	1,457,631,421	203,930,134
Prepaid expenses and other current assets	61,272,518	95,901,127	13,417,061

Total current assets	4,754,581,644	4,675,789,675	654,167,029

Non-current assets:
Restricted Cash	668,627,618	812,822,983	113,718,117
Long-term investments	292,099,059	573,024,376	80,169,058
Equity method investments	1,448,416	—	—
Goodwill	145,063,857	145,063,857	20,295,180
Property and equipment, net	18,286,218	15,607,057	2,183,508
Intangible assets	1,693,407	34,163,538	4,779,655
Deferred tax assets	100,194,993	86,202,225	12,060,135
Long-term finance leasing receivable, net	1,282,457,409	1,517,138,233	212,255,443
Other non-current assets	36,687,583	9,128,673	1,277,148

Total non-current assets	2,546,558,560	3,193,150,942	446,738,244

TOTAL ASSETS	7,301,140,204	7,868,940,617	1,100,905,273

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	660,000,000	1,110,000,000	155,294,710
Long-term debts—current	467,194,051	736,392,574	103,025,109
Accrued expenses and other current liabilities	211,458,501	177,268,347	24,800,754
Risk assurance liabilities	173,210,363	202,952,134	28,394,048
Income tax payable	53,517,717	39,803,161	5,568,667

Total current liabilities	1,565,380,632	2,266,416,216	317,083,288

Non-current liabilities:
Long-term borrowings	472,793,340	230,173,405	32,202,443
Other non-current liabilities	7,599,404	—	—

Total non-current liabilities	480,392,744	230,173,405	32,202,443

Total liabilities	2,045,773,376	2,496,589,621	349,285,731

Shareholders’ equity
Ordinary shares	204,260	204,260	28,577
Treasury shares	—	(20,638,881)	(2,887,486)
Additional paid-in capital	4,444,078,463	4,505,539,185	630,348,110
Accumulated other comprehensive income	109,452,996	152,281,596	21,304,979
Accumulated retained earnings	698,036,438	729,406,743	102,047,756

Total Cango Inc.’s equity	5,251,772,157	5,366,792,903	750,841,936

Non-controlling interests	3,594,671	5,558,093	777,606

Total shareholders’ equity	5,255,366,828	5,372,350,996	751,619,542

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,301,140,204	7,868,940,617	1,100,905,273

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Three months ended September 30,			Nine months ended September 30,
	2018 RMB	2019		2018 RMB	2019
		RMB	US$		RMB	US$
Revenues	285,171,140	351,290,100	49,147,292	770,278,151	1,039,252,359	145,396,751
Operating cost and expenses:
Cost of revenue	113,539,426	125,416,378	17,546,396	275,576,495	382,046,832	53,450,317
Sales and marketing	48,494,188	47,576,811	6,656,241	120,292,212	137,627,725	19,254,827
General and administrative	40,703,732	52,318,827	7,319,673	98,798,322	170,500,860	23,853,947
Research and development	10,833,449	13,181,083	1,844,101	26,766,990	38,774,937	5,424,813
Net (gain) loss on risk assurance liabilities	(14,055,654)	7,489,058	1,047,758	(15,239,157)	27,719,897	3,878,156
Provision for financing receivables	9,464,769	15,577,884	2,179,426	22,928,882	39,273,822	5,494,610

Total operating cost and expenses	208,979,910	261,560,041	36,593,595	529,123,744	795,944,073	111,356,670

Income from operations	76,191,230	89,730,059	12,553,697	241,154,407	243,308,286	34,040,081

Interest and investment Income, net	15,045,281	41,110,413	5,751,558	41,368,719	82,699,347	11,570,064
Income (Loss) from equity method investments	43,795,483	—	—	42,399,341	(926,205)	(129,581)
Interest expense	(4,757,534)	(3,288,553)	(460,085)	(14,259,589)	(13,295,127)	(1,860,057)
Foreign exchange (loss) gain, net	(6,739,620)	1,964,457	274,838	682,896	2,087,258	292,018
Other income	11,925,506	17,304,702	2,421,017	32,971,660	38,897,980	5,442,028
Other expenses	6,669,254	(300,706)	(42,070)	(528,669)	(1,485,366)	(207,810)

Net income before income taxes	142,129,600	146,520,372	20,498,955	343,788,765	351,286,173	49,146,743

Income tax expenses	(35,866,227)	(24,388,408)	(3,412,064)	(88,882,439)	(60,196,464)	(8,421,795)

Net income	106,263,373	122,131,964	17,086,891	254,906,326	291,089,709	40,724,948

Less: Net income attributable to the noncontrolling interest shareholders	3,447,788	4,491,935	628,445	7,546,938	5,692,189	796,367

Net income attributable to Cango Inc.’s shareholders	102,815,585	117,640,029	16,458,446	247,359,388	285,397,520	39,928,581

Accretion of Series C Preferred Shares	(6,991,289)	—	—	—	—	—

Net income attributable to Cango Inc.’s ordinary shareholders	109,806,874	117,640,029	16,458,446	247,359,388	285,397,520	39,928,581
Net income per ADS(Note 1):
Basic	0.73	0.78	0.11	1.82	1.89	0.26
Diluted	0.73	0.78	0.11	1.80	1.89	0.26
ADSs used in net income per ADS computation (Note 1):
Basic	150,049,511	151,057,825	151,057,825	135,592,860	151,287,968	151,287,968
Diluted	150,049,511	151,057,825	151,057,825	137,062,696	151,287,968	151,287,968
Other comprehensive income, net of tax
Unrealized gain (loss) on available-for-sale securities	11,384	—	—	167,515	(146,801)	(20,538)
Reclassification of losses to net income	—	—	—	—	(276,843)	(38,732)
Foreign currency translation adjustment	63,386,168	53,891,387	7,539,682	107,277,023	43,252,244	6,051,211

Total comprehensive income	169,660,925	176,023,351	24,626,573	362,350,864	333,918,309	46,716,889

Total comprehensive income attributable to Cango Inc.’s shareholders	166,213,137	171,531,416	23,998,128	354,803,926	328,226,120	45,920,522

Note1: Each ADS represents two ordinary shares.

CANGO INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data

	Three months ended September 30,			Nine months ended September 30,
	2018	2019		2018	2019
	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$
Net income	106,263,373	122,131,964	17,086,890	254,906,326	291,089,709	40,724,948
Add: Share-based compensation expenses	13,971,837	23,910,159	3,345,154	19,439,077	61,460,722	8,598,671
Cost of revenue	572,846	980,317	137,151	797,003	2,519,891	352,546
Sales and marketing	2,976,001	5,092,863	712,518	4,140,523	13,091,132	1,831,517
General and administrative	9,696,453	16,593,648	2,321,537	13,490,717	42,653,735	5,967,477
Research and development	726,537	1,243,330	173,948	1,010,834	3,195,963	447,132

Non-GAAP adjusted net income	120,235,210	146,042,123	20,432,044	274,345,403	352,550,431	49,323,619

Less: Net income attributable to the noncontrolling interest shareholders	3,447,788	4,491,935	628,445	7,546,938	5,692,189	796,367
Net income attributable to Cango Inc.’s shareholders	116,787,422	141,550,188	19,803,599	266,798,465	346,858,242	48,527,252

Accretion of Series C Preferred Shares	(6,991,289)	—	—	—	—	—

Net income attributable to Cango Inc.’s ordinary shareholders	123,778,711	141,550,188	19,803,599	266,798,465	346,858,242	48,527,252

Non-GAAP adjusted net income per ADS-basic (Note 1)	0.82	0.94	0.13	1.97	2.29	0.32
Non-GAAP adjusted net income per ADS-diluted (Note 1)	0.82	0.94	0.13	1.95	2.29	0.32
Weighted average ADS outstanding—basic	150,049,511	151,057,825	151,057,825	135,592,860	151,287,968	151,287,968
Weighted average ADS outstanding—diluted	150,049,511	151,057,825	151,057,825	137,062,696	151,287,968	151,287,968

Note1: Each ADS represents two ordinary shares.